June 14, 2007

<u>VIA FACSIMILE & FEDERAL EXPRESS</u>

Mr. Ron Alper
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: The Estridge Group, Inc.
>   Estridge Development Company
>   Paul E. Estridge Corp.
>   Offering Statement on Form 1-A
>   Amendment No. 3 Filed May 31, 2007
>   File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Alper:

The undersigned Issuers respectfully request that the qualification date of the above-referenced Offering Statement be accelerated so that the same will be qualified at 8:00 a.m. on June 18, 2007, or as soon thereafter as practicable.

The undersigned Issuers hereby each confirm that they are aware of their responsibilities under the Securities Exchange Act of 1933 and the Securities Exchange Act of 1934 as they relate to this offering of these Notes.

Further, the undersigned Issuers hereby acknowledge that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Ronald Alper
June 14, 2007
Page 2

- the Issuers may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE ESTRIDGE GROUP, INC.



By: _____
    Paul E. Estridge, Jr.
    Chief Executive Officer and Sole Director

ESTRIDGE DEVELOPMENT COMPANY, INC.



By: _____
    Paul E. Estridge, Jr.
    Chief Executive Officer and Sole Director

PAUL E. ESTRIDGE CORP.



By: _____
    Paul E. Estridge, Jr.
    Chief Executive Officer and Sole Director

KD_IM-1021049_1.DOC



Securities LLC
Member NASD/SIPC

June 14, 2007

John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: The Estridge Group, Inc.
>   Estridge Development Company
>   Paul E. Estridge Corp.
>   Offering Statement on Form 1-A
>   Amendment No. 1 Filed March 2, 2007
>   File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Reynolds:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned underwriter of the proposed offering of securities of The Estridge Group, Inc., hereby advises that copies of the Preliminary Offering Circular, dated December 29, 2006, were distributed on or about December 29, 2006 as follows:

- Twenty-five copies to individual investors;

- Two Copies to NASD members (which included one prospective underwriters and selected dealers); and

- Two copies to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Offering Circular, dated December 29, 2006, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.

Very truly yours,

INDIANA SECURITIES , LLC

Frank D. Neese
President

1705 North Meridian Street ▲ Indianapolis, IN 46202
(317) 632-6000 ▲ Fax (317) 632-7585 ▲ Toll Free 1-888-777-8784